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                                                                    Exhibit 99.1






                                 HOLLINGER INC.

                  RETRACTION PRICE OF RETRACTABLE COMMON SHARES


     Toronto, Canada, March 31, 2000 -- Hollinger Inc. (TSE: HLG.C) announces that the Retraction Price of the retractable common shares of the Corporation as of April 3, 2000 shall be $10.00 per share.

     Hollinger is a Canadian-based international newspaper company that, through its subsidiaries, is engaged in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel. Web sites are operated at all of its major newspapers. It owns the Canada.com national portal site and a variety of other specialized sites. Through its Hollinger Digital subsidiary, it has taken investment positions in various Internet-based companies.

     For further information please call:

J. A. Boultbee                               Peter Y. Atkinson
Executive Vice-President and CFO             Vice-President and General Counsel
Hollinger Inc.                               Hollinger Inc.
(416) 363-8721                               (416) 363-8721